LUKE ENERGY LTD.

Information Circular — Proxy Statement

for the Special Meeting
to be held on April 14, 2003

SOLICITATION OF PROXIES

          This Information Circular — Proxy Statement is furnished in connection with the solicitation of proxies by the management of LUKE ENERGY LTD. (the “Corporation”) for use at the Special Meeting of the Shareholders of the Corporation (the “Meeting”) to be held on the 14th day of April, 2003 at 10:00 a.m. (Calgary time) in the Cardium Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, T2P 0L5 and at any adjournment thereof, for the purposes set forth in the Notice of Special Meeting. Instruments of Proxy must be received by the President of the Corporation c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on March 15, 2003 (the “Record Date”). Only Shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares establishes ownership of such shares and demands, not later than ten days prior to the Meeting that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

          The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

          The persons named in the enclosed instrument of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

          A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a shareholder who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

          The information set forth in this section is of significant importance to many Shareholders (“Shareholders”) who do not hold their common shares (“Common Shares”) in their own name. Only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on the records of the Corporation. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of

CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

          Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Common Shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the instrument of proxy provided by the Corporation to registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your Common Shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. If you receive a Voting Instruction Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote Common Shares directly at the Meeting as the proxy must be returned to Independent Investor Communications Corporation well in advance of the Meeting in order to have the Common Shares voted.

PERSONS MAKING THE SOLICITATION

          The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Special Meeting and this Information Circular — Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

          The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

          In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the instrument of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy provided by the Corporation and the Notice of Special Meeting. At the time of printing this Information Circular — Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT THE MEETING

Special Meeting Business

     Approval of Private Placement of Special Warrants

          At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an Ordinary Resolution ratifying and approving the issuance of an aggregate of up to 24,827,585 Special Warrants at a subscription price of $1.45 per Special Warrant (the “Private Placement”), each Special Warrant being exercisable for one (1) Common Share of the Corporation without additional consideration, for gross proceeds to the Corporation of approximately $36 million (the “Offering”). The net proceeds from the Offering will be utilized to fund working capital and Luke’s drilling and acquisition program. Directors, officers, employees and other insiders of Luke have agreed to subscribe for an aggregate of 2,068,966 Special Warrants for an aggregate of approximately $3 million and, in accordance with the requirements of the Toronto Stock Exchange, such persons and their respective associates and affiliates participating in the Private Placement will not be entitled to vote their Common Shares of Luke, held directly or indirectly, in relation to the Ordinary Resolution approving the Private Placement.

          On March 5, 2003, Luke announced that it had entered into a financing agreement with a syndicate of underwriters led by Griffiths McBurney & Partners and including First Associates Investments Inc., Yorkton Securities Inc. and Tristone Capital Inc. (collectively the “Underwriters”) to issue up to 14,482,758 Special Warrants at $1.45 each and up to an aggregate 24,827,585 Special Warrants if the over-allotment option granted by the Corporation to the Underwriters at a subscription price of $1.45 per Special Warrant is exercised, resulting in total gross proceeds of the Offering, if the over-allotment option is exercised in full, of approximately Cdn. $36 million. As at the date hereof, the Corporation anticipates that the over-allotment will be exercised in full and accordingly, the gross proceeds to be received by the Corporation at closing, scheduled for March 25, 2003, is expected to be Cdn. $36 million.

          Due to the size of the Offering, the Toronto Stock Exchange requires that Shareholders of the Corporation ratify and approve the issuance of the Special Warrants and the Common Shares issuable on exercise thereof.

          The Special Warrants shall be duly and validly created and issued pursuant to the terms of a special warrant indenture (the “Special Warrant Indenture”) to be entered into between the Corporation and Computershare Trust Company of Canada, as trustee (the “Trustee”).

          The Special Warrant Indenture will provide that: (i) upon closing of the sale of the Special Warrants, all proceeds from the sale of the Special Warrants (the “Escrowed Funds”) will be deposited with the Trustee. The Escrowed Funds will only be released to the Corporation upon receipt, on or prior to May 15, 2003, by the Trustee of a notice from the Corporation acknowledged by the Underwriters to the effect that the Shareholders of Luke have ratified the issuance of the Special Warrants and approved the issuance of the Common Shares issuable on exercise thereof in accordance with the requirements of the Toronto Stock Exchange (the “Shareholder Approval Notice”); and (ii) if the Shareholder Approval Notice shall not have been provided to the Trustee on or before 5:00 p.m. (Calgary time) on May 15, 2003 (the “Repurchase Event”) or such later date as is mutually agreed to by the Corporation and Griffiths McBurney & Partners, then on the date of the Repurchase Event, the Corporation will be deemed to have repurchased, and each holder of Special Warrants will be deemed to have sold to the Corporation, all of the Special Warrants held by it at a price equal to $1.45 per Special Warrant, upon which the Trustee shall make payment to subscribers of Special Warrants in the amount of $1.45 per Special Warrant plus a pro rata portion of the interest earned by the Trustee on the Escrowed Funds.

          At the Meeting, the Shareholders will be asked to consider and, if deemed advisable approve the following Ordinary Resolution ratifying and approving the Private Placement:

“BE IT RESOLVED, as an Ordinary Resolution of the Shareholders of the Corporation, that the Private Placement by the Corporation of up to 24,827,585 Special Warrants at a price of $1.45 per Special Warrant, each Special Warrant being exercisable for one (1) Common Share of the Corporation without additional consideration, and the issuance of the Common Shares issuable on exercise of such Special Warrants, be and the same is hereby ratified, approved and confirmed.”

          Provided that the requisite shareholder approval is obtained in respect of the Ordinary Resolution approving the Private Placement, it is expected that Luke will receive the Escrowed Funds no later than the next business day following the approval by the Shareholders of the Ordinary Resolution.

          It is imperative in order for Luke to receive the Escrowed Funds, that Shareholders approve the Ordinary Resolution by the requisite majority. Failure to obtain the requisite Shareholder approval to the Private Placement will result in no proceeds being paid to the Corporation and the Corporation will not be sufficiently capitalized to carry on with its proposed drilling and acquisition program.

          The directors of Luke believe that the above resolution is in the best interests of Luke and recommend that the shareholders vote in favour of the resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting excluding votes attached to Common Shares beneficially owned by insiders of Luke who acquire Special Warrants in connection with the Private Placement and associates of such persons (as defined in the Securities Act (Alberta). The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the ordinary resolution ratifying and approving the Private Placement, subject to the above exclusion.

     Increase in number of Common Shares Issuable pursuant to the Stock Option Plan of the Corporation

          The Corporation has an incentive stock option plan approved at a meeting of the Shareholders of the Corporation on February 25, 2003 (the “Stock Option Plan”), which is in accordance with the Toronto Stock Exchange’s policy on listed company share incentive arrangements. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution approving an amendment to the Stock Option Plan to increase the number of Common Shares available for issuance thereunder to 3,305,395 Common Shares, representing approximately 10% of the issued and outstanding Common Shares of the Corporation after giving effect to the Private Placement.

          Stock options in respect of an aggregate of 825,000 Common Shares have been previously granted pursuant to the Stock Option Plan. No financial assistance is provided by the Corporation to optionees to exercise stock options granted pursuant to the Stock Option Plan.

          At the Meeting and conditional upon the approval by Shareholders of the Ordinary Resolution approving the Private Placement, the Shareholders will be asked to consider and, if deemed advisable, approve the following Ordinary Resolution to amend the Stock Option Plan:

“BE IT RESOLVED, as an Ordinary Resolution of the Shareholders of the Corporation, that an amendment of the Stock Option Plan of the Corporation to increase the maximum number of Common Shares which may be issued thereunder to 3,305,395 Common Shares, representing approximately 10% of the issued and outstanding Common Shares of the Corporation after giving effect to the issuance of up to 24,827,585 Common Shares on exercise of up to 24,827,585 Special Warrants, be and the same is hereby approved and authorized.”

          The directors of Luke believe that the above resolution is in the best interests of Luke and recommend that the Shareholders vote in favour of the resolution. As a start-up company Luke cannot initially afford to pay salaries that are industry competitive. In the near-term, Luke plans to recruit both geological and engineering personnel and must rely heavily on stock options as the most significant incentive it can offer to attract quality professionals. Under the Corporation’s Stock Option Plan, when options are granted they are priced at the market trading price for Luke’s Common Shares. Options will therefore ultimately be “in the money” only if Luke’s share price increases, and employees holding options thus have a vested interest in ensuring the Corporation’s success. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the Ordinary Resolution amending the Stock Option Plan. If this amendment is approved, the maximum number of Common Shares issuable pursuant to the Stock Option Plan will be 3,305,395 Common Shares or approximately 10% of the issued and outstanding Common Shares after giving effect to the Private Placement.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

          As at March 1, 2003, 8,226,361 Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting.

          To the knowledge of the directors and senior officers of the Corporation, as at March 1, 2003, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Executive Compensation

     Compensation of Executive Officers

          Effective February 26, 2003, the Corporation was established as a result of a business combination involving KeyWest Energy Corporation, Viking Energy Royalty Trust, Viking Holdings Inc. (in its capacity as trustee for Viking Holdings Trust) and Viking KeyWest Inc. The management of the Corporation is comprised of Harold V. Pedersen, Chairman and Chief Executive Officer, Mary C. Blue, President and Chief Operating Officer, Carrie McLauchlin, Vice-President, Finance and Chief Financial Officer, Garry L West, Senior-Vice-President, Engineering and David L. Lewis, Vice-President, Land (collectively the “Executive Officers”). There are no employment contracts in place with the new management of the Corporation and the majority of the executive officers do not currently draw salaries.

     Employment Arrangements

          There are no employment contracts or other compensation plans or arrangements with regard to any of the Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Corporation or from a change in a Executive Officer’s responsibilities following a change of control.

     Directors’ Remuneration

          The directors of the Corporation do not receive a fee for attending meetings but are entitled to receive reimbursement for traveling and other expenses properly incurred while attending meetings of the Board of Directors or any committee thereof or in the performance of their duties as directors of the Corporation.

     Indebtedness of Directors and Senior Officers

          Management of the Corporation is not aware of any indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time since the commencement of the last completed financial year of the Corporation.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          There were no material interests, direct or indirect, of directors and senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect the Corporation except as disclosed herein or as previously disclosed to Shareholders in an Information Circular of KeyWest Energy Corporation dated January 24, 2003.

INSURANCE

          The directors and officers of the Corporation are covered by an underwritten executive liability and indemnification policy for the period March 12, 2003 to March 12, 2004, with respect to any wrongful act committed or alleged to have been committed during such policy period. The total premium of this coverage is $18,750 which amount has been paid by the Corporation. The limited liability covered by the policy is $3,000,000 per loss per year with, subject to certain exceptions, a $50,000 deductible by the Corporation.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

          Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

          Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

          The contents and sending of this Information Circular — Proxy Statement has been approved by the Directors of the Corporation.

          The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

          DATED March 15, 2003.

LUKE ENERGY LTD.

(signed) “Harold V. Pedersen”	(signed) “Carrie McLauchlin”
Chairman and Chief Executive Officer	Vice President, Finance and Chief Financial Officer